NORTHWEST
TERRITORIES

FORM 17

*BUSINESS CORPORATION ACT*
ANNUAL RETURN

| FILED: |
|---|
| File No: ______________ |
| Date: ______________ |
| Deputy Registrar of Corporations |

1. NAME OF CORPORATION:

ATW Resources Ltd.

2. This return contains information to and including: January 6 *(month/day)*

THE YEAR FOR WHICH THIS RETURN IS APPLICABLE: 2007

3. Is the current address of the registered office, the address of the separate records office if any, and the post office box designated as the address for service by mail, if any, the same as shown on the last notice filed with the Registrar of Corporations?

YES: X

NO:

4. Are the current directors of the corporation the same as the directors shown on the last notice filed with the Registrar of Corporations?

YES: X

NO:

IF THE ANSWER TO EITHER OF THE ABOVE QUESTIONS IS "NO", THIS RETURN MUST BE ACCOMPANIED BY ALL NOTICES NECESSARY TO BRING THE RECORDS OF THE REGISTRAR UP TO DATE.

5. Is the Corporation a "distributing corporation" as defined by the Act?

YES:

NO: X

| DATE | SIGNATURE | TITLE (DIRECTOR, OFFICER OR SOLICITOR) |
|---|---|---|
| ~~December~~ January 6, 2007. | [signature] | President |